Exhibit 11

April 26, 2018

Pear Tree Funds

55 Old Bedford Road, Suite 202

Lincoln, Massachusetts 01773

Re: Reorganization of Pear Tree PanAgora Risk Parity Emerging Markets Fund

Ladies and Gentlemen:

We have acted as counsel to Pear Tree Funds (the “Trust”) in connection with its Registration Statement on Form N-14 under the Securities Act of 1933, as amended (the “Registration Statement”), relating to the proposed reorganization and liquidation of Pear Tree PanAgora Risk Parity Emerging Markets Fund (“Risk Parity Fund”), a series of the Trust, with Pear Tree PanAgora Emerging Markets Fund, a series of the Trust (“Emerging Markets Fund”), and the issuance of shares of Emerging Markets Fund in connection therewith (the “Shares”), all in accordance with the terms of the Agreement and Plan of Reorganization between Risk Parity Fund and Emerging Markets Fund (the “Agreement”).

We have examined the Trust’s Second Amended and Restated Declaration of Trust dated May 26, 2011, as amended to date, on file in the office of the Secretary of the Commonwealth of Massachusetts (the “Declaration of Trust”), as well as the By-laws of the Trust, and we are familiar with the actions taken by the Trustees in connection with the issuance and sale of the Shares. We also have examined such other documents and records as we have deemed necessary or appropriate for the purposes of these opinions. We call to your attention that, in doing so, we have assumed the genuineness of the signatures on, and the authenticity of, all documents furnished to us, and the conformity to the originals of documents submitted to us as copies, which we have not independently verified.

We have assumed, for the purposes of this opinion, that, prior to the date of issuance of the Shares, the Agreement will have been duly executed and delivered by each party thereto and will constitute a legal, valid and binding obligation of the Trust on behalf of each of Risk Parity Fund and Emerging Markets Fund. We also have assumed with your permission that a court would give effect to the choice of Massachusetts law in the Agreement and that the internal affairs of the Trust generally would be governed by the laws of the Commonwealth of Massachusetts. We have also assumed that Emerging Markets Fund has been duly established and is existing as a series of shares of beneficial interest of the Trust and that the number of authorized shares of Emerging Markets Fund is unlimited.

Our opinion in paragraph 1 below with respect to the valid existence of the Trust in Massachusetts is based solely on a certificate to such effect issued by the Secretary of the Commonwealth of Massachusetts.

Based upon and subject to the foregoing, we are of the opinion that:

1.	The Trust has been formed and is validly existing as a voluntary association with transferable shares of beneficial interests, commonly referred to as a “Massachusetts business trust,” under the laws of the Commonwealth of Massachusetts.

Pear Tree Funds	-2-	April 26, 2018

2.	The Shares have been duly authorized and, when issued in accordance with the Agreement and sold on the terms described in the Registration Statement, will be validly issued, fully paid, and non-assessable by the Trust.

The foregoing opinions are limited to the present laws of the Commonwealth of Massachusetts (as such laws are applied by courts located in Massachusetts) and to the present judicial interpretations thereof and to the facts as they presently exist. We express no opinion with respect to, or as to the effect of, the laws of any other jurisdiction.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust disclaims personal liability of shareholders for payment to any person extending credit to, contracting with, or having any claim against, the Trust or the assets of a particular series or class of shares. The Declaration of Trust also requires that every note, bond, contract, instrument, certificate, or undertaking made or issued by the Trustees or by any officer or officers of the Trust shall give notice that, among other things, the obligations of such instrument are not binding upon the shareholders individually but are binding only upon the assets and property of the Trust. The Declaration of Trust provides for indemnification out of the assets of a particular series of shares for all loss and expense of any shareholder or former shareholder of the particular series held personally liable solely by reason of his or her being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the particular series itself would be unable to meet its obligations.

All of the opinions set forth herein are rendered as of the date hereof, and we assume no obligation to update such opinions to reflect any facts or circumstances that may hereafter come to our attention or any changes in the law that may hereafter occur.

This opinion letter should be interpreted in accordance with the Legal Opinion Principles of the Committee on Legal Opinions of the American Bar Association’s Section of Business Law, as published in 57 Business Lawyer 882-884 (February 2002).

We consent to your filing this letter with the U.S. Securities and Exchange Commission as an exhibit to the Registration Statement as well as to the reference to Sullivan & Worcester LLP in the Combined Prospectus/Information Statement constituting a part thereof. We do not, however, thereby concede that we come within the class of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Sullivan & Worcester LLP

SULLIVAN & WORCESTER LLP